EX-99.d.4.a

EXHIBIT A*

SUBADVISORY AGREEMENT AMONG

ABERDEEN ASSET MANAGEMENT INC., ABERDEEN FUNDS

AND ABERDEEN ASSET MANAGERS LIMITED

The Subadviser is entitled to the percentage of the advisory fee received after fee waivers and expense reimbursements, if any, by the Adviser for the relevant Fund as detailed below:

Funds of the Trust	Percent of Advisory Fees
Aberdeen Emerging Markets Fund	45%
Aberdeen International Equity Fund	90%
Aberdeen Global Equity Fund	90%
Aberdeen Global Natural Resources Fund	90%
Aberdeen Global Fixed Income Fund	90%
Aberdeen International Small Cap Fund (formerly, the Aberdeen Global Small Cap Fund)*	90%
Aberdeen Emerging Markets Debt Local Currency Fund	90%
Aberdeen Emerging Markets Debt Fund	90%
Aberdeen European Equity Fund	90%
Aberdeen Latin American Equity Fund	90%

*As most recently approved at the December 15, 2015 Board Meeting, with effect on or about February 29, 2016.

A-1